Cm

06050572

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED SEP 1 5 2006 213 PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Share Builder Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th Ave NE
(No. and Street)

Bellevue (City) WA (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Greenshields CFO 425-451-4440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

999 Third Ave, Ste 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/20

OATH OR AFFIRMATION

I, A. Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Share Builder Securities Corporation, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
ANGELA M. SMITH
MY COMMISSION EXPIRES
Nov. 7, 2009

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShareBuilder Corporation
1445 120th Avenue NE
Bellevue, WA 98005

425.451.4440
425.451.4449 fax
www.sharebuilder.com

shareBUILDER®
Build your future.

September 14, 2006

MAIL PROCESSING SECTION
RECEIVED
SEP 15 2006
WASH, D.C.
213

Sec. Headquarters
Securities and Exchange Commission
100 F Street NE
Washington DC 20549-2000

To Whom It May Concern:

We previously mailed our full audit under a separate cover requiring confidentiality pursuant to rule 17a-5(e)(3). We are providing a bound copy of our Statement of Financial Condition for ShareBuilder Securities Corporation which is to be available for public viewing.

Sincerely,

Dan Greenshields
Chief Financial Officer
ShareBuilder Corporation

STATEMENT OF FINANCIAL CONDITION

ShareBuilder Securities Corporation
(A Wholly Owned Subsidiary of ShareBuilder Corporation)
For the Year Ended June 30, 2006
with Report of Independent Registered Public Accounting Firm

ShareBuilder Securities Corporation
(A Wholly Owned Subsidiary of ShareBuilder Corporation)

Statement of Financial Condition

June 30, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (a wholly owned subsidiary of ShareBuilder Corporation) as of June 30, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at June 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

August 16, 2006

ShareBuilder Securities Corporation
(A Wholly Owned Subsidiary of ShareBuilder Corporation)

Statement of Financial Condition

June 30, 2006

Assets	
Cash and cash equivalents	$ 8,300,886
Cash segregated under regulation	700,000
Receivables from clearing organizations	290,363
Receivables from customers	66,796
Accounts receivable	681,994
Securities owned	964,298
Prepaid expenses and other assets	593,120
Deferred tax asset, net	4,086,492
Total assets	$15,683,949
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 546,446
Payables to customers	167,107
Accounts payable	672,858
Accrued liabilities	3,385,409
Management fees payable to Parent	435,751
Deferred revenue	303,079
Total liabilities	5,510,650
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – None	–
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	23,748,481
Accumulated deficit	(13,575,182)
Total stockholder's equity	10,173,299
Total liabilities and stockholder's equity	$15,683,949

See accompanying notes.

ShareBuilder Securities Corporation
(A Wholly Owned Subsidiary of ShareBuilder Corporation)

Notes to Statement of Financial Condition

June 30, 2006

1. Organization and Nature of Business

ShareBuilder Securities Corporation (the Company), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation (the Parent).

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

2. Summary of Significant Accounting Policies

Financial Reporting Period

The Company's fiscal year ends on the Friday nearest to June 30th, resulting in a 52- or 53-week year annually. The fiscal year ended June 30, 2006 included 52 weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, money market accounts, and investment accounts with financial institutions. Recorded amounts approximate fair value. The Company considers all cash deposits and highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

2. Summary of Significant Accounting Policies (continued)

Securities

Securities owned include odd lot and fractional shares of readily marketable common stock and exchange traded funds retained when the Company purchases shares on behalf of customers and are reported on a settlement-date basis. Marketable securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities owned also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. The Company accounts for these derivative instruments pursuant to Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which requires that the stock index contracts be recorded on the statement of financial condition at fair value. The Company's derivative instruments do not qualify for hedge accounting and changes in fair value are reported in current period earnings.

Securities sold, not yet purchased (sold short), represent the fair value of obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Receivables from and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on cash transactions.

Revenue Recognition

Revenues consist primarily of broker-dealer trade commissions and subscription fees. Commissions are recognized on a settlement-date basis, which is not materially different from a trade-date basis. Subscription fees, which consist of the monthly subscription fee charged to account holders for processing the program-specified number of transactions, are recognized on the first business day of the month to which the fee relates.

Other income consists of money market 12b-1 fees, IRA maintenance fees, retail sales, and other fees. These revenues are recognized as services are provided.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. In accordance with this agreement, the Parent determines the Company's share of federal income tax liability or benefit based on its contribution to the consolidated federal taxable income or loss.

The Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits, which, more likely than not, based on current circumstances, are not expected to be realized.

Sales and Marketing

Sales and marketing expenses reflect the cost associated with customer acquisition and are expensed as incurred.

Stock Based Compensation, Stock Options, and Stock Awards

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated share of the Parent's stock-based compensation cost.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

SFAS No. 123(R) (revised 2004), *Share-Based Payment*, requires the cost resulting from stock options be measured at fair value and recognized in earnings. SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, which permitted the recognition of compensation expense using the intrinsic value method. On July 1, 2006, the Parent adopted the prospective method provisions of SFAS No. 123(R) and related guidance. Under the prospective method of SFAS No. 123(R), since the Parent previously accounted for its equity awards using the intrinsic-value method under APB Opinion No. 25, the Parent continues to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS No. 123(R). All awards granted, modified, or settled after the date of adoption will be accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123(R). The Parent includes stock compensation expense in its allocation to the Company of compensation and other benefits. There was no effect on the Company's financial position at the date of adoption.

SFAS No. 154, *Accounting Changes and Error Corrections*, changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 will require companies to account for and apply changes in accounting principles retrospectively to prior periods' financial statements, instead of recording a cumulative effect adjustment within the period of the change, unless it is impracticable to determine the effects of the change to each period presented. SFAS No. 154 is effective for accounting changes and corrections made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on July 1, 2006. There was no effect on the Company's financial position at the date of adoption.

Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,* clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires recognition in financial statements of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the effect, if any, of this interpretation on its financial position.

3. Cash Segregated Under Other Regulations and Restricted Cash

Cash in the amount of $700,000 at June 30, 2006 has been segregated in a special reserve bank account for the exclusive benefit of customers and secured in accordance with SEC Rule 15c3-3.

4. Receivables from Clearing Organizations

The Company clears certain of its proprietary and customer transactions with another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship. The Company's policy is to slightly overfund trades. An additional receivable of $112,299 was due to net overfunded trades at June 30, 2006.

5. Securities Owned and Securities Sold, Not Yet Purchased

At June 30, 2006, securities owned and securities sold, not yet purchased, include the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$961,778	$533,576
Stock index option contracts	2,520	12,870
	$964,298	$546,446

6. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities owned, and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At June 30, 2006, the Company had nine stock index call options and nine stock index put options. The underlying

6. Financial Instruments (continued)

values (notional amounts) of the call and put options are approximately $1,143,180 and $1,143,180, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the balance sheets and are indicative only of the position at June 30, 2006.

7. Related-Party Transactions

The Company shares certain resources and office space with the Parent and is charged a portion of compensation, benefits, accounting fees, office supplies, rent, depreciation, and other operating expenses based on proportionate usage during the fiscal year. Additionally, the Company entered into a License and Royalty Agreement (the License Agreement) with the Parent. The License Agreement provides for payments from the Company to the Parent for the Company's ongoing use of the software, technology, and trademarks generated and owned by the Parent.

Management fees payable to Parent reflects amounts payable for the aforementioned operating expenses paid by the Parent on the Company's behalf for the License Agreement.

The Company's employees may participate in the stock option plan, the 401(k), and the profit sharing plan and other employee programs of the Parent. The Company contributed $259,548 to the defined contribution 401(k) and profit sharing programs on behalf of its employees during the fiscal year ended June 30, 2006.

Wells Fargo Bank (Wells Fargo) is a shareholder of and has a representative on the Board of Directors of the Parent. The Company uses Wells Fargo for substantially all of its banking and Automated Clearing House (ACH) needs. Additionally, the Company has a marketing agreement with Wells Fargo for which it compensates Wells Fargo for marketing a co-branded version of ShareBuilder to its customers. Banking fees and co-brand agreement fees of $120,188 are included in accrued liabilities at June 30, 2006.

7. Related-Party Transactions (continued)

Symetra Financial Corporation (Symetra) has an executive on the Board of Directors of the Parent. The Company has a marketing agreement with Symetra for which the Company compensates Symetra for marketing a co-branded version of ShareBuilder. At June 30, 2006, $7,015 of Symetra co-brand fees are included in accrued liabilities.

8. Federal Income Taxes

The components of the Company's deferred tax assets and liabilities are as follows:

	June 30, 2006
Deferred tax assets:	
Accrued vacation	$ 62,206
Depreciation and amortization	51,795
Accrued payables	780,810
Other	90,627
Net operating loss carryforwards	3,207,079
Total deferred tax assets	4,192,517
Deferred tax liabilities:	
Prepaid expenses	(106,025)
Total deferred tax liabilities	(106,025)
Net deferred tax assets	$4,086,492

During the fiscal year ended June 30, 2006, the valuation allowance was eliminated because it is more likely than not that the deferred tax assets will be realized.

The Company has net operating loss carryforwards of approximately $9.4 million, which are available to reduce future taxable income tax for federal income tax purposes. Such net operating loss carryforwards begin to expire in 2011. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

8. Federal Income Taxes (continued)

For the fiscal year ended June 30, 2006, the Company was allocated $2.1 million of net operating loss carryforwards utilized by the Parent to reduce federal income taxes otherwise currently payable to the Parent.

9. Contingencies

The Company is in negotiations with a vendor to terminate a contract that was entered into during fiscal 2005. These negotiations are ongoing and the amount of the eventual settlement is not certain. However, the Company believes that resolving this matter will not have a material effect on its financial position.

10. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $3,881,216 as defined, which was $3,581,274 in excess of its required minimum net capital of $299,942. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1 at June 30, 2006.